Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

July 26, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	The Procter & Gamble Company PREC14A preliminary proxy statement filing made on Schedule 14A Filed on July 17, 2017 by Trian Fund Management, L.P., et al. File No. 001-00434

Dear Mr. Panos:

On behalf of Trian Fund Management, L.P. (“Trian”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated July 25, 2017 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed on July 17, 2017 (the “Preliminary Proxy Statement”) with respect to The Procter & Gamble Company (“P&G” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Unless otherwise noted, the page numbers in the responses refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement.

Nicholas P. Panos, Esq. July 26, 2017 Page 2

Letter to Shareholders

1.	Please be advised that the participants’ apparent intention to rely upon Rule 14a-5(c) would be impermissible at any time before the issuer distributes the information to security holders. If the participants decide to disseminate their proxy statement prior to the distribution of the issuer’s proxy statement, the participants must undertake to provide the omitted information in a supplement filed as a revised definitive proxy statement and accept all legal risk for distributing the initial definitive proxy statement without all required disclosures. Please advise us as to the timing of the participants’ anticipated distribution.

In response to the Staff’s Comment, the Filing Persons confirm that they intend to distribute a definitive proxy statement to shareholders as soon as possible upon clearance of the Filing Persons’ proxy statement materials by the Staff. While the Filing Persons continue to anticipate that the Company will file a revised preliminary proxy containing information that was omitted from their initial preliminary proxy statement, including the date, time and location of the 2017 annual meeting of shareholders of the Company (the “2017 Annual Meeting”), in the event that the Filing Persons distribute their definitive proxy statement before the Company files its definitive proxy statement, the Filing Persons undertake to provide any previously omitted information in a supplement filed as a revised definitive proxy statement, including completing references to the date, time and location of the 2017 Annual Meeting.

The Filing Persons respectfully note that they have revised disclosure on pages 30 and 31 of the Revised Preliminary Proxy Statement to reflect the foregoing response. The Filing Persons will accept all legal risk for distributing the initial definitive proxy statement without all required disclosures.

In addition, the Filing Persons note that in the event that Filing Persons file a definitive proxy statement before the Company and the Company has not disclosed the date, time, and place of the 2017 Annual Meeting, the Filing Persons will include a footnote in the Letter to Shareholders Section of their definitive proxy statement to the following effect:

“The Company has not yet publicly disclosed the date, time and location of the 2017 Annual Meeting. Once the Company publicly discloses such date, time and location, the Trian Group intends to supplement this Proxy Statement with such information and file revised definitive materials with the Securities and Exchange Commission.”

2.	Please advise us, with a view towards revised disclosure, whether Gregg Hymowitz and EnTrustPermal or any other co-investors should be considered participants as defined in Instruction 3 to Item 4 of Schedule 14A.

The Filing Persons have reviewed the criteria for determining a “participant” for the purposes of Item 4 of Schedule 14A, including Instruction 3, and confirm that none of Mr. Hymowitz, EnTrustPermal, nor any co-investor in funds or investment vehicles managed by Trian falls

Nicholas P. Panos, Esq. July 26, 2017 Page 3

into any of the categories that would make any such person a “participant” for the purposes of Schedule 14A.

Reasons to Vote for the Trian Group’s Nominee

3.	Please disclose the basis of the assertion that the Company’s management explicitly acknowledges the need to reduce bureaucracy. Refer to Note b. of Rule 14a-9.

In response to the Staff’s Comment, the Filing Persons have supplemented the disclosure in a footnote on page 9 of the Revised Preliminary Proxy Statement to provide further support for the statement regarding Company management’s acknowledgement of the need to reduce costs and bureaucracy at the Company.

4.	Please disclose the factual foundation for the participants’ stated belief that the Company’s identified cost savings “will be as ineffective as the 2012 program,” and revise to qualify the assertion that excessive cost and bureaucracy “clearly” have not been sufficiently addressed. Refer to Note b. of Rule 14a-9.

In response to the Staff’s Comment, the Filing Persons respectfully note that foregoing statements provided in the Preliminary Proxy Statement were qualified by the Filing Persons’ “concern” that any identified cost savings “will be as ineffective as the 2012 program.” The Filing Persons have presented factual support that the 2012 cost saving program was ineffective on page 9 of the Preliminary Proxy Statement, including related footnotes. Together with the fact that the Company’s cost savings plan is similar in nature to the 2012 plan and is led by many of the same executives, the Filing Persons believe that these facts constitute a reasonable basis for their concern. Nonetheless, the Filing Persons have revised the text of this disclosure to clarify the basis for their concern regarding the Company’s cost savings initiative as well as to further qualify the Filing Persons’ assertion that “cost and bureaucracy” at the Company have not been sufficiently addressed.

5.	Please revise to qualify the statements regarding “Deteriorating Market Share” to disclose, if true, that any such decrease in market share or deceleration in sales growth may be attributable to strategic efforts undertaken by the registrant, including certain organizational and streamlining initiatives to reposition brands.

In response to the Staff’s Comment, the Filing Persons have no reason to believe, and do not believe, that any such decrease in market share or deceleration in sales growth was attributable in any material respect to strategic efforts undertaken by the Company, including organizational and streamlining initiatives. The Filing Persons only have access to publicly-available information and therefore have no definitive way of knowing if any such actions resulted in a decrease in market share or decelerated sales growth. If the Company wishes to defend these criticisms on the basis that losses in market share and deceleration in sales growth are attributable to such actions, it is free to do so.

Nicholas P. Panos, Esq. July 26, 2017 Page 4

Proposal 1: Election of Directors

6.	Please revise to state the legal basis upon which the participants have relied to conclude that the director candidate satisfies all requirements of the Ohio Revised Code. In addition, please revise to state that pursuant to the terms of 303A.02 of the NYSE listing standards, only the Company’s Board is authorized to make the determination regarding the director candidate’s independence. This comment also applies to “Information about the Alternate Nominee; Biographical Information.”

In response to the Staff’s first Comment, the Filing Persons have provided supplemental disclosure in a footnote to page 11 of the Revised Preliminary Proxy Statement regarding the requirements of Section 1701.56 of the Ohio Revised Code, which sets forth Ohio’s qualification requirements for directors. In addition, in response to the second part of the Staff’s Comment, the Filing Persons have clarified their disclosure relating to determinations of independence under the NYSE listing standards as they pertain the Nominee and Alternate Nominee to clarify that any final determination will be made by the Board.

Biographical Information

7.	Please provide us with the legal basis upon which the participants apparently relied to represent that they are capable of reserving the right to further nominate, substitute or add additional nominees. For example, please indicate whether or not such nominations or substitutions must first comply with an advanced notice bylaw of the registrant.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure on pages 7, 12 and 13 of the Revised Preliminary Proxy Statement to clarify that certain of the Filing Persons have reserved the right to further nominate, substitute or add additional nominees in their nomination notice, submitted to the Company on May 18, 2017 and that there can be no assurance that the Company will not assert that any additional or substitute nominations made pursuant to such a reservation must separately comply with any advance notification requirements provided in the Company’s Regulations.

Background of the Solicitation

8.	The description of the May 18th, 2017 meeting implies Mr. Peltz first expressed the possibility of joining the registrant’s Board on this date. Please remove this implication if the possibility of board membership was discussed at earlier meetings. Refer to Rule 14a-9.

In response to the Staff’s Comment, the Filing Persons have revised the disclosure on page 18 of the Revised Preliminary Proxy Statement to remove the implication that the possibility of Mr. Peltz being appointed to the Board was first discussed at the May 18 meeting.

9.	Refer to the statement that “[t]he Company directors attending the meeting noted that they were also dissatisfied with the Company’s performance . . . .” Given the placement of this statement and the inclusion of the word “also,” an implication is created that these directors agreed with Mr. Peltz’s premise that the Company was underperforming. Please provide us with the support for this potential contention or revise to remove the implication.

Nicholas P. Panos, Esq. July 26, 2017 Page 5

In response to the Staff’s Comment, the Filing Persons have revised the disclosure on page 20 of the Revised Preliminary Proxy Statement to clarify that the Company’s directors who attended the meeting on July 11, 2017 indicated that they agreed that the Company’s performance could be improved.

10.	Advise us, with a view toward clarifying disclosure, whether Mr. Peltz made a request, via e-mail to Mr. Taylor on May 24, 2017, that the registrant release a public statement including specific 12-month performance goals and a commitment to put Mr. Peltz on the Board if those goals were not achieved within the year. To the extent that such a request was made, please reconcile the disclosure with the July 17, 2017 statements Mr. Peltz made on CNBC.

In response to the Staff’s Comment, the Filing Persons respectfully note that Mr. Peltz did not make a request, via e-mail to Mr. Taylor on May 24, 2017, that the Company release a public statement including specific 12-month performance goals and a commitment to put Mr. Peltz on the Board if those goals were not achieved within a year. All emails between Mr. Peltz and Mr. Taylor between the dates of May 22, 2017 and May 25, 2017 were previously provided to the Staff in a letter dated July 20, 2017 and have been reattached as Exhibit A hereto for ease of reference. As such emails demonstrate, Mr. Peltz did not make such a request on May 24, 2017, and no other emails from Mr. Peltz to Mr. Taylor exist on that day. Rather, Mr. Peltz said that “his initial reaction was to ask that [the proposed statement] be amended to include specific commitments along the lines of what we discussed” and that “[i]f you are prepared to go forward with such a statement, I am open to discussing it. However, I understand why an agreement subject to an arbitrary one year performance period would be difficult for you and the Board.”  Mr. Peltz’s statements in the emails are also consistent with statements made by Mr. Peltz during a CNBC interview on July 17, 2017, where he denied making such a request.

For purposes of further clarifying the email correspondence between Mr. Taylor and Mr. Peltz on May 24, 2017, the Filing Persons have revised the disclosure on page 19 of the Revised Preliminary Proxy Statement.

Revocation of Proxies

11.	Advise us, with a view toward revised disclosure, what consideration was given to describing, as a fifth means of revocation, the option security holders have to revoke a previously-submitted proxy by submitting any later-dated proxy, not just a later-dated white proxy, and by instructing the company by telephone or via the Internet. Refer to Rule 14a-9.

In response to the Staff’s Comment, the Filing Persons have revised the disclosure on page 27 of the Proxy Statement to refer to a later-dated proxy and not a later-dated white proxy and reference the fact that shareholders may instruct the Company as to how such shareholders may want their shares to be voted in accordance with the Company’s instructions. Accordingly, the Filing Persons would like to confirm that the Company will likewise provide in its proxy statement that shareholders can instruct the Trian Group in accordance with the Trian Group’s instructions as to how such shareholders would like to vote their shares.

Nicholas P. Panos, Esq. July 26, 2017 Page 6

Quorum and Voting

12.	The disclosure indicates that it is possible broker non-votes may exist. Under NYSE Rule 452, and the more recent interpretations thereof, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold of record. Accordingly, the preliminary proxy statement correctly discloses broker non-votes will not have any effect on Proposal 1. This disclosure, however, creates ambiguity with respect to whether broker non-votes will or will not be counted as votes cast on any proposal given the “if any” language. Please revise to remove the implication that broker non-votes will exist at all, or advise.

In response to the Staff’s Comment, the Filing Persons have revised their disclosure regarding broker non-votes in the Revised Preliminary Proxy Statement to remove any implication that broker non-votes will be counted as votes cast on any proposal.

Cost and Method of Solicitation

13.	We noticed that the “Trian Group does not expect to seek reimbursement of such costs from the Company.” Please advise us, with a view towards revised disclosure, whether the question of reimbursement will be submitted to a vote of security holders should the Trian Group seek reimbursement of solicitation costs. Refer to Item 4(b)(5) of Schedule 14A.

In response to the Staff’s Comment, the Filing Persons affirm that they will not seek reimbursement from the Company for the costs of this Proxy Solicitation and have accordingly revised the disclosure on page 29 of the Revised Preliminary Proxy Statement.

Form of Proxy

14.	Advise us, with a view towards revised disclosure, how the participants complied with their disclosure obligation under Rule 14a-4(e).

In response to the Staff’s Comment, the Filing Persons have revised their disclosure in the Form of Proxy to expressly provide that if the proxy is signed and returned by shareholders, it will be voted in accordance with such shareholders’ instructions.

15.	We noticed language stating that shareholders not indicating their vote “will be deemed to have voted for Proposal 1 and Proposal 4.” Please amend these closing representations to explicitly reference the discretionary authority standard in 14a-4(b).

In response to the Staff’s Comment, the Filing Persons have revised their disclosure in the Form of Proxy accordingly.

Nicholas P. Panos, Esq. July 26, 2017 Page 7

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford

Exhibit A

On May 22, 2017, at 6:33 PM, Taylor, David wrote:

Nelson,

Please find attached a statement we prepared to address your request for public acknowledgement during our meeting last week.  Anything released by P&G on this subject will be noticed by the investment community and business press.  We represented your engagement with us as constructive.  Also, we highlighted that your perspective will help inform future planning.  I hope this fully addresses your needs.

Best regards,

David

_____________________________________________________________________________

From: Peltz, Nelson
Date: May 22, 2017 at 6:51:43 PM EDT
To: Taylor, David
Subject: Re: Follow-up from Thursday meeting

DAVID

Thanks for your efforts.

I’m currently at a business dinner & will be reading it carefully later tonite & get back to you tomorrow.

Best

Nelson

______________________________________________________________________________

From: Peltz, Nelson
Date: Wednesday, May 24, 2017 at 5:08 PM
To: Taylor, David
Subject: PROPOSED STATEMENT

David,

Thank you for sending along the proposed statement. I very much appreciate its spirit and my initial reaction was to ask that it be amended to include specific commitments along the lines of what we discussed (i.e. mutually agreed upon performance targets and operating goals with time frames, and a commitment to Trian for board representation within the next twelve months, if those targets and goals are not met by then).  If you are prepared to go forward with such a statement, I am open to discussing it. However, I understand why an agreement subject to an arbitrary one year performance period would be difficult for you and the Board.  P&G is at a crossroads and the challenge is how to position the company for success over the next decade, not the next 12 months.  Similarly, from Trian’s perspective, we did not invest for incrementally stronger performance over the short-term but rather the opportunity for a step change in performance over the long-term. If we cannot reach agreement, as we discussed, and as set forth in our advance notice nomination letter, we will plan on politely and respectfully taking my board candidacy to shareholders at the 2017 annual meeting. You and Jim have earned our respect as a result of our time together. However, Trian also believes that as an engaged shareowner, with an approximate $3.2 billion ownership stake, I would bring a shareholder’s viewpoint to the boardroom – one that could help enhance long-term value, while positioning P&G to overcome challenges that until now it has found difficult to navigate.  Given that I would be just one voice in a boardroom full of many accomplished individuals, having an impact would require winning with the “power of the argument.” It’s a task that I’m willing to enthusiastically undertake. I hope we can make it work and avoid the unnecessary distraction and cost of a proxy contest.

Best regards,

Nelson

From: Taylor, David
Sent: Thursday, May 25, 2017 9:40 AM
To: Peltz, Nelson
Subject: Re: PROPOSED STATEMENT

Nelson,

Thanks for your response.

We are trying to find a workable solution, but I must say I was disappointed by your response.  Based on our open dialogue to-date, I had anticipated a more constructive response.  After all, as you acknowledge in your note below, a one-year performance period is arbitrary from both our perspectives and I think many other shareholders would hold the same view.

We will consider your thoughts below and respond accordingly.  Certainly, our open and constructive dialogue with suffer if you are asking for commitments which would be irresponsible to make.

Let’s each take the time to reflect on this and then talk again.

Best regards,

David

______________________________________________________________________________

From: Peltz, Nelson
Date: Thursday, May 25, 2017 at 3:06 PM
To: Taylor, David
Subject: RE: PROPOSED STATEMENT

David,

Thank you for your note.

As I indicated in my email, I understand why any agreement subject to a one-year performance period could be difficult for you and the Board, and I certainly do not want P&G to make any commitments that could detract from its long-term performance, which would be contrary to the best interests of all long-term shareholders.  With that said, we believe it’s critical that the Company make material changes in order to position itself for sustained success, which is why I am hoping that we can continue our discussions and avoid the distraction of a proxy contest.  In order to avoid any further confusion that emails can cause, I think it best if the two of us can again talk in person and would like to invite you to meet for a private lunch or dinner in the near future.  If you agree, let’s have our assistants connect to find a mutually convenient time and location.  I look forward to hearing from you.

Best,

Nelson